Exhibit 99.9

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN CANADIAN DOLLARS)

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

     (expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2021 AND DECEMBER 31, 2020 (UNAUDITED)

(expressed in Canadian Dollars)	June 30,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$11,480,798	$4,174,296
Marketable securities (Note 9)	2,299,952	-
Prepaid expenses and deposits (Note 6)	462,442	3 66,465
Receivables (Note 5)	1,051,636	220,649
Assets held for sale (Note 9)	-	5,704,673
	15,294,828	10,466,083
Non-Current Assets
Exploration and evaluation assets (Note 8)	87,538,747	87,420,122
Plant and equipment (Note 7)	4,876,364	4,876,364
Capital Long-Term Prepayments (Note 7)	1,446,543	-
Long-term restricted cash (Note 4)	937,550	918,732
Total Assets	$110,094,032	$103,681,301

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$454,674	$981,207
Flow-through Share liability (Note 12)	143,125	321,372
Liabilities held for sale (Note 9)	-	1,539,124
	597,799	2,841,703
Non-Current Liabilities
Long-term loan payable (Note 13)	-	6 ,664,385
Long-term financial derivative liability (Note 13)	-	760,330
Asset retirement obligations (Note 11)	1,264,177	1,264,177
Total Liabilities	$1,861,976	$11,530,595
Shareholders’ Equity
Common shares (Note 14)	258,870,651	234,649,393
Reserve (Note 15 and 16)	16,167,685	15,387,665
Accumulated other comprehensive income	525,785	527,674
Deficit	(167,332,065)	(158,414,026)
Total Shareholders’ Equity	$108,232,056	$92,150,706
Total Liabilities and Shareholders’ Equity	$110,094,032	$103,681,301
Commitments and contingencies (note 21)
Subsequent events (note 25)

Approved on behalf of the Board of Directors and authorized for issue on August 27, 2021

/s/	Susan Uthayakumar	/s/	Trent Mell
Susan Uthayakumar, Director		Trent Mell, Director

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

     (expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)
(expressed in Canadian Dollars)	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Operating expenses
Consulting fees	$299,304	$86,220	$6 26,804	$246,217
Exploration and evaluation expenditures (Note 17)	416,154	32,384	562,501	51,103
General and administrative	6 1,303	6 3,625	147,704	169,463
Investor relations and marketing	126,901	37,487	242,114	143,337
Refinery and associated studies	1,478,715	355,865	2,208,221	1,084,573
Environmental expenses	129,062	164,380	386,284	335,950
Professional fees	391,376	6 2,314	532,171	102,113
Salary and benefits	559,211	540,201	976,268	844,835
Share-based payments (Note 16)	262,126	110,016	357,434	243,957
Travel	6,830	16,165	9,148	18,991
Operating loss	(3,730,982)	(1,468,657)	(6,048,649)	(3,240,539)
Other
Withholding tax expense	(38,667)	(18,216)	(38,667)	(18,216)
Foreign exchange gain (loss)	(11,818)	129,474	44,620	(169,189)
Interest expense	-	(182,383)	(109,600)	(361,003)
Loss on marketable securities	(1,221,849)	-	(1,365,597)	-
Loss on financial derivatives revaluation	-	(138,640)	(12,320)	(794)
Flow-through share premium	161,533	-	178,247	-
Loss on conversion of Glencore loan	(1,566,073)	-	(1,566,073)	-
Loss before taxes	(6,407,856)	(1,678,422)	(8,918,039)	(3,789,741)
Income tax expense	-	-	-	-
Net loss	(6,407,856)	(1,678,422)	(8,918,039)	(3,789,741)
Other comprehensive income
Foreign currency translation income (expense)	(838)	6 ,355	(1,889)	2,214

Net loss and other comprehensive income	$(6,408,694)	$(1,672,067)	$(8,919,928)	$(3,787,527)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.02)	$(0.01)
Weighted average number of shares outstanding (basic and diluted) (Note 18)	491,937,037	387,347,114	473,323,787	384,360,809

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

     (expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)
(expressed in Canadian Dollars)	Six months ended	Six months ended
	June 30,	June 30,
	2021	2020
Operating activities
Net loss	$(8,918,039)	$(3,789,741)
Adjustments for items not affecting cash:
Share-based payments	357,434	243,957
Directors fees paid in DSUs	19,585	47,367
(Gain) Loss on marketable securities	1,365,597	-
(Gain) Loss on financial derivatives revaluation	12,320	794
Unrealized (gain) loss on foreign exchange	(39,414)	291,273
Interest expense on loan	128,042	363,562
Interest income on restricted cash	(18,818)	-
Loss on conversion of Glencore loan	1,566,073	-
Flow-through share premium	(178,247)	-
	(5,705,467)	(2,842,788)
Changes in non-cash working capital:
Decrease (Increase) in receivables	(330,987)	141,283
Decrease (Increase) in prepaid and other current assets	(95,977)	37,580
Increase (Decrease) in accounts payable and accrued liabilities	(526,533)	(257,215)
Cash Flows used in operating activities	(6,658,964)	(2,921,140)
Investing activities
Transfer from (to) restricted cash	-	11,500
Capital Long-Term Prepayments	(1,446,543)	-
Acquistion of exploration and evaluation assets (Note 8)	(50,000)	-
Cash received on sale of mineral properties (Note 9)	500,000	-
Cash transferred on sale of mineral properties (Note 9)	(500,000)	-
Cash Flows provided by (used in) investing activities	(1,496,543)	11,500
Financing activities
Proceeds from issuance of units, net transaction costs of $928,826 (Note 14)	8,872,976	2,068,573
Proceeds from ATM, net of Transaction costs of $16,373 (Note 14)	529,396	-
Proceeds from exercise of warrants	6 ,039,961	-
Proceeds from exercise of options	50,400	-
Cash Flows provided by financing activities	15,492,733	2,068,573
Changes in cash during the period	7,337,226	(841,067)
Effect of exchange rates on cash	(30,724)	2,214
Cash – Beginning of the period	4,174,296	4,419,642
Cash – End of the period	$11,480,798	$3,580,789
Supplemental information (Note 22)

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

     (expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)
(Expressed in Canadian Dollars, except per share amounts)
	Common Shares
				Accumulated Other
	Number of			Comprehensive
	Shares	Amount	Reserves	Income (Loss)	Deficit	Total
Balance – December 31, 2020	409,292,107	$234,649,393	$15,387,665	$527,674	$(158,414,026)	$92,150,706
Net loss for the year	-	-	-	-	(8,918,039)	$(8,918,039)
Other comprehensive income for the year	-	-	-	(1,889)	-	$(1,889)
Share based payment expense	-	-	357,434	-	-	$357,434
Directors fees paid in DSUs	-	-	19,585	-	-	$19,585
Shares and units issued for:
Acquisition of exploration and evaluation assets (Note 14)	225,000	6 8,625	-	-	-	$6 8,625
Exercise of warrants, options, and DSU/PSU/RSU (Note 14 and 15)	28,472,522	7,354,616	(1,264,255)	-	-	$6 ,090,361
Cash, net of transaction costs (Note 14)	31,533,000	7,205,720	1,667,256	-	-	$8,872,976
Conversion of Glencore loan (Note 14)	23,849,737	9,062,901	-	-	-	$9,062,901
ATM sales, net of transaction costs (Note 14)	1,588,500	529,396	-	-	-	$529,396
Balance – June 30, 2021	494,960,866	$258,870,651	$16,167,685	$525,785	$(167,332,065)	$108,232,056

Balance – December 31, 2019	372,249,684	$230,374,837	$13,714,970	$523,085	$(156,026,128)	$88,586,764
Net loss for the year	-	-	-	-	(3,789,741)	$(3,789,741)
Other comprehensive loss for the year	-	-	-	2,214	-	$2,214
Share based payment expense	-	-	243,957	-	-	$243,957
Directors fees paid in DSUs	-	-	47,366	-	-	$47,366
Shares and units issued for:
Cash (Note 14)	15,097,430	1,476,902	591,672	-	-	$2,068,574
Balance – June 30, 2020	387,347,114	$231,851,739	$14,597,965	$525,299	$(159,815,869)	$87,159,134

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

1.	Nature of Operations

First Cobalt Corp. (the “Company”, “First Cobalt” or “FCC”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). The Company is in the business of the acquisition and exploration of resource properties and of cobalt refining. The Company is focused on building an ethical North American supply of cobalt.

First Cobalt is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol FCC) and the OTCQX (under the symbol FTSSF). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

The Company is in the process of advancing its refinery to a restart decision and exploring and developing its mineral properties. In order to carry out its planned refinery advancement work, following a restart decision, additional funding will be required to cover the full expected project capital costs. On August 23, 2021 the Company announced a refinery construction financing package comprising convertible notes and an offering of common shares for total gross proceeds of US$45 million. This financing package is subject to customary closing conditions, including approval of the TSX Venture Exchange.

The Company is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. The recoverability of amounts shown as property, plant and equipment is dependent on a decision to expand and ultimately restart the refinery. The recoverability of the amounts shown for exploration & evaluation assets is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

2.	Significant Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for the accounting standard disclosed in Note 2 below. On August 27, 2021, the Board of Directors authorized these financial statements for issuance.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

All amounts on the condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise stated.

Marketable Securities

Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at fair value through profit or loss (“FVTPL”). At each reporting date, the Company marks-to-market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of loss and other comprehensive loss. As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve’month period and are classified as a current asset on the statement of financial position.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location
Cobalt Projects International Corp.	100%	Canada
Cobalt Industries of Canada Corp.	100%	Canada
Cobalt One Limited	100%	Australia
Cobalt Camp Refinery Ltd.	100%	Canada
Cobalt Camp Ontario Holdings Corp.	100%	Canada
Ophiolite Consultants Pty Ltd.	100%	Australia
Acacia Minerals Pty Ltd.	100%	Australia
US Cobalt Inc. (“USCO”)	100%	Canada
1086360 BC Ltd.	100%	Canada
Idaho Cobalt Company	100%	United States
Scientific Metals (Delaware) Corp.	100%	United States

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

As at June 30, 2021, there have been no other accounting pronouncements issued by the IASB that would materially affect the Company’s consolidated financial statements.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

4.	Restricted Cash

	June 30,	December 31,
	2021	2020
Current	$-	$-
Long-term	937,550	918,732
	$937,550	$918,732

Long-term restricted cash relates to amounts on deposit with the Ministry of Energy, Northern Development and Mines as financial assurance for the refinery closure plan. The increase relates to interest earned on funds deposited with the Ministry.

5.	Receivables

	June 30,	December 31,
	2021	2020
GST Receivable	$551,636	$220,649
Funds Held in Escrow	500,000	-
	$1.051,636	$220,649

All amounts currently outstanding are expected to be collected within the next twelve months. The funds held in escrow relate to a portion of the purchase price paid by Kuya Silver related to the sales of the Kerr Assets to Kuya Silver which closed in the first quarter of 2021 (Note 9). These funds are held in escrow until certain administration legal registrations are completed, which are expected to be finalized in the third quarter of 2021.

6.	Prepaid Expenses and Deposits

	June 30,	December 31,
	2021	2020
Prepaid expenses	$446,042	$350,065
Deposits	16,400	16,400
	$462,442	$366,465

Prepaid expenses predominantly relate to prepayments made for engineering activities, metallurgical test work, and insurance packages relating to the Refinery.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

7.	Plant and Equipment, Capital Long-Term Prepayments

The Company’s plant and equipment assets relate to its hydrometallurgical refinery located in North Cobalt, Ontario, Canada. The carrying value of Plant and Equipment is $4,876,364 (December 31, 2020 - $4,876,364).

During Q2, 2021, the Company signed an agreement for its cobalt crystallizer, a key long-lead equipment item and has made initial milestones payments relating to vendor work activities for this asset totaling $1,446,543, which drives the increase in the Capital Long-term Prepayments during the quarter (December 31, 2020 -$NIL).

As at June 30, 2021, the Company’s closure costs for the Refinery are estimated to be $926,321 (December 31, 2020: $926,321) and are recorded as asset retirement obligations. No depreciation has been recorded for the Refinery in the current year (December 31, 2020 - $Nil) as the asset is not yet in service.

8.	Exploration and Evaluation Assets

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	June 30,
	2020	Costs	Adjustments	Adjustment	to Held for Sale	2021
Iron Creek	$87,420,121	$118,625	$-	$-	$-	$87,538,746
Cobalt Camp, Ontario	1	-	-	-	-	1
Total	$87,420,122	$118,625	$-	$-	$-	$87,538,747

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	December 31,
	2019	Costs	Adjustments	Adjustment	to Held for Sale	2020
Iron Creek	$87,420,121	$-	$-	$-	$-	$87,420,121
Cobalt Camp, Ontario	1	-	5,638,693	65,980	(5,704,673)	1
Total	$87,420,122	$-	$5,638,693	$65,980	$(5,704,673)	$87,420,122

In the second quarter of 2021, the Company acquired the West Fork property comprising 103 mineral claims directly west to the Iron Creek property. This effectively doubled the Company’s land position in Idaho and based on drilling at the western portion of Iron Creek, the Company believes there is potential that the cobalt and copper mineralization at Iron Creek extends west onto the West Fork property. Geophysical surveys will be conducted at the West Fork property to test for mineralization extensions. To acquire these mineral claims, the Company paid consideration of $50,000 in cash and 225,000 common shares (valued at $68,625).

In 2020, the Company reversed a portion previously recorded impairment charges relating to the Cobalt Camp relating to its announced sale transaction with Kuya Silver Corporation (Note 9).

There has been no depreciation taken for any of the assets noted above since their initial recognition.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

9.	Kerr Sale to Kuya Silver Corp

In December 2020, management committed to a plan to sell the Kerr Assets as well as their associated asset retirement obligations to Kuya. Accordingly, at December 31, 2020, these assets and liabilities were presented as a disposal group held for sale.

On February 26, 2021, the sale of the Kerr Assets closed as planned. Kuya paid the following consideration for the package of mineral patents and claims and the assumption of the associated asset retirement obligations:

•	$1,000,000 in cash – $500,000 was paid on closing and $500,000 is held in escrow with legal counsel subject to final administrative items (refer to note 5). The completion of the administrative items and release of funds from escrow is expected in the third quarter.

•	1,437,470 common shares of Kuya Silver Corp. – based on the closing price of $2.55 on the transaction date, this equated to share consideration of $3,665,549.

The Company contributed $500,000 to the Kerr Asset exploration program from the flow-through proceeds received in August 2020 as part of the transaction. The transaction was completed through the sale of the shares of CobalTech Mining Inc., a wholly-owned subsidiary of First Cobalt.

The total value for the transaction was equivalent to book value of the assets and liabilities held for sale related to the Kerr Assets, which were classified as Held for Sale at December 31, 2020. Therefore, there is no gain or loss recorded relating to the completion of the sale.

The Kuya shares acquired are recorded as marketable securities. These shares were marked-to-market at June 30, 2021 resulting in a loss of $1,365,597 being recorded during the six months ended June 30, 2021.

10.	Accounts Payable and Accured Liabilities

	June 30,	December 31,
	2021	2020
Accounts Payable	$43,204	$434,157
Accrued Liabilities	411,470	547,050
	$454,674	$981,207

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business. Included in accounts payable and accrued liabilities are amounts totalling $27,500 (December 31, 2020 - $361,500) due to related parties (Note 24). The decrease in accounts payable and accrued liabilities relates mainly to timing of payments on refinery advancement activities.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

11.	Asset Retirement Obligations

	June 30,	December 31,
	2021	2021
Current	$-	$-
Long-term	1,264,177	1,264,177

	$1,264,177	$1,264,177

As at June 30, 2021, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets. The Refinery has a formal closure plan filed with the Ministry of Energy, Northern Development, and Mines (ENDM). The current expected closure cost are $926,321, which has been recorded as an asset retirement obligation liability. This closure plan relates to the facility as currently constructed and not the expanded facility.

The remainder of the liability above relates to First Cobalt’s Ontario properties. First Cobalt controls properties under both shared patents and mineral claims. For features on patented land, the Company is liable for any rehabilitation required.

The Company has recorded its best estimate of the cost to rehabilitate the known features on patented lands as an asset retirement obligation. The Liability recorded relates to the Keeley-Frontier patents, of which the Company owns a 50% stake. Based on an updated estimate of the cost to remediate all features on patented properties, an updated long-term inflation rate assumption of 1.60%, and an updated risk-free interest rate assumption of 0.67%, the estimated ARO liability at December 31, 2020 amounted to $337,856. The impacts of any change in assumptions during the first six months of 2021 are not significant and thus the liability balance remains in line with the December 31, 2020 amount.

The Company sold the majority of the patented properties it owned to Kuya as these patented properties formed part of the Kerr Assets package that was sold outright during the first quarter of 2021. Therefore, the obligations associated with these properties have now been transferred to Kuya (Note 9).

12.	Flow-through Share Liability

On August 27, 2020, the company completed a non-brokered private placement by issuing 8,225,000 Flow-through Units at a Unit price of $0.16 per Flow-Through Unit for gross proceeds of $1.3 million. Each Flow-Through Unit consists of one common share of the Company qualifying as a Flow-Through Share and one-half of one common share purchase Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months.

The initial amount of the flow-through share liability associated with the flow-through shares was determined to be $337,225 based on the difference between the fair value price per common share in the Flow-Through Units and the Non-Flow-Through Units issued at the same time.

As at June 30, 2021, the Company’s flow-through share liability balance was $143,125 (December 31, 2020 - $321,372) . The flow-through share liability is amortized as flow-through eligible funds are spent on eligible activities, which resulted in a reduction in the flow-through share liability of $178,247 during the six months ended 2021, as also seen in Flow-through share premium.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

13.       Glencore Loan Arrangement

The Company entered a loan arrangement with Glencore on August 26, 2019.

Effective April 7, 2021, the Company completed a loan amendment agreement (the “Second Amending Agreement”) with Glencore AG to repay the existing loan by issuing common shares of the Company. A total of 23,849,737 shares were issued at a deemed price of $0.29 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced. The original loan agreement contained a right (the “conversion right”) for Glencore to convert the balance owing into common shares at a discount of 15% to market price, and the amendments permitted First Cobalt to repay the loan early by issuing common shares on broadly similar terms to the conversion right.

The total market value of the shares issued was $9,062,901. The long-term loan payable and the financial derivative liability were both derecognized as of April 7, 2021 and an associated loss of $1.57 million was booked in the second quarter.

The following table sets out the details of the Glencore loan as of June 30, 2021 and December 31, 2020.

	June 30,	December 31,
	2021	2020
Long-term Loan Payable – beginning of year	$6,664,385	$6,318,026
Accretion and capitalized interest	128,042	629,017
Foreign exchange gain	(68,251)	(177,480)
Modification gain	-	(105,178)
Glencore Loan Conversion	(6,724,176)	-
Long-term Loan Payable – end of period	$-	$6,664,385
Less: current portion	-	-
Non-current portion	$-	$6,664,385

The following table sets out the details of the Company’s financial derivative liability as of June 30, 2021 and December 31, 2020.

	June 30, 2021	December 31, 2020
Financial Derivative Liability – beginning of year	$760,330	$413,193
Loss on fair value derivative revaluation	12,320	347,137
Glencore Loan Conversion	(772,650)	-
Financial Derivative Liability – end of period	$-	$760,330

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

14.       Share Capital

(a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at June 30, 2021, the Company had 494,960,866 (December 31, 2020 – 409,292,107) common shares outstanding.

(b)	Issued Share Capital

During the six months ended June 30, 2021, the Company issued common shares as follows:

●	On January 22, 2021, the Company completed a bought deal by issuing 31,533,000 Units at a Unit price of $0.31 for gross proceeds of $8,872,876 net of transaction costs. Each Unit consists of one common share in the share capital of the Company and one-half of one common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.50 for a period of two years. The transaction costs associated with the issuance were $928,826, and an additional 1,891,980 Warrants valued at $250,354 were issued to the broker at a price of $0.31 for a period of two years.

●	During the first six months of 2021, the Company issued 27,464,609 common shares for gross proceeds of approximately $6,039,961 for exercised warrants. There were no significant transaction costs associated with these issuances.

●	The Company also issued 1,007,913 common shares resulting from the exercise of options, DSUs and RSUs during the first six months of 2021. The total proceeds from the option exercises were $50,400.

●	On April 7, 2021, the company issued 23,849,737 common shares to repay the existing Glencore loan. The shares were issued at a deemed price of $0.29 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced.

●	During Q2 2021, the Company issued 1,588,500 common shares at an average price of $0.3436 per share for gross proceeds of approximately $529,396 under its ATM Program. The transaction costs associated with theses issuance were $16,373, which reflect commissions paid to Cantor Fitzgerald.

●	On June 22, 2021, the Company issued 225,000 shares for the acquisition of exploration & evaluation assets in Idaho, USA.

During the year ended December 31, 2020, the Company issued common shares as follows:

●	On February 5, 2020, the Company completed a non-brokered private placement by issuing 15,097,430 Units at a Unit price of $0.14 for gross proceeds of $2.1 million. Each Unit consists of one common share in the share capital of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.21 for a period of two years. The Warrants are subject to an acceleration clause such that, if the closing price of the common shares of the Company is equal to or greater than $0.37 per share for a period of ten consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerated expiration date that shall be 20 calendar days from the issuance of a notice of acceleration. The transaction costs associated with the issuance was $65,035.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

●	On August 27, 2020, the company completed a non-brokered private placement by issuing 8,225,000 Flow-through Units at a Unit price of $0.16 per Flow-Through Unit for gross proceeds of $1.3 million and 8,528,643 Units at a price of $0.14 per Unit for gross proceeds of approximately $1.2 million. Each Flow-Through Unit consists of one common share of the Company qualifying as a Flow-Through Share and one-half of one common share purchase Warrant. Each Unit consists of one Common Share and one Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months. The transaction costs associated with the issuance was $145,222.

●	During December 2020, the Company issued 5,191,350 common shares for gross proceeds of approximately $1.1 million for exercised warrants, options and DSUs. There were no significant transaction costs associated with these issuances.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

15.       Warrants

Details regarding warrants issued and outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance – December 31, 2019	$0.99	22,322,148
Issuance of warrants	$0.21	15,256,476
Warrant expiries	$1.50	(13,017,682)
Issuance of warrants	$0.21	13,493,893
Exercised warrants	$0.27	(3,356,333)
Exercised warrants	$0.21	(515,000)
Exercised warrants	$0.21	(250,000)
Balance – December 31, 2020	$0.22	33,933,502
Issuance of warrants	$0.50	15,766,500
Issuance of warrants	$0.31	1,891,980
Exercised warrants	$0.27	(5,548,133)
Exercised warrants	$0.21	(14,741,476)
Exercised warrants	$0.21	(7,175,000)
Warrant expiries	$0.06	(200,000)
Warrant expiries	$0.27	(200,000)
Balance – June 30, 2021	$0.41	23,727,373

The expiry of warrants are as follows:

Grant Date	Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price
August 27, 2020	August 27, 2022	6,068,893	$0.21
January 22, 2021	January 22, 2023	15,766,500	$0.50
January 22, 2021	January 22, 2023	1,891,980	$0.31
		23,727,373	$0.41

During the three months ended June 30, 2021, 150,000 warrants of the Company were exercised for gross proceeds of $31,500. 400,000 warrants expired during the three months ended June 30, 2021.

During the six months ended June 30, 2021, 27,464,609 warrants of the Company were exercised for gross proceeds of $6.03 million. The Company issued a total of 17,658,480 share purchase warrants in conjunction with the bought deal financing (Note 14), and 400,000 warrants expired.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

●	On January 22, 2021, 15,766,500 warrants were issued to subscribers in the Company’s bought deal financing (Note 14). 1,891,980 warrants were issued as broker warrants associated with the bought deal financing. The total fair value of $1,667,256 was recorded in reserves. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 0.17%, an expected life of 2 years, an expected volatility of 77.10%, no expected dividends, and a share price of $0.315.

During the year ended December 31, 2020, 4,121,333 warrants of the Company were exercised for gross proceeds of $1.07 million. Additionally, the Company issued a total of 28,750,369 share purchase warrants in conjunction with two private placements as outlined below:

●	On February 5, 2020, 15,097,430 warrants were issued to subscribers in the Company’s private placement (Note 14). 159,046 warrants were issued as finders’ fees associated with the private placement. The total fair value of $591,673 was recorded in reserves. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 1.54%, an expected life of 2 years, an expected volatility of 71.57%, no expected dividends, and a share price of $0.14.

●	On August 27, 2020, a further 12,641,143 warrants were issued to subscribers in the Company’s private placement (Note 14). 852,750 warrants were issued as finders’ fees associated with the private placement. The total fair value of $564,976 was recorded in reserves. The fair value of the warrants was estimated using the Black-Scholes Options Pricing Model assuming a risk-free interest rate of 0.25% an expected life of 2 years, an expected volatility of 76.79%, no expected dividends, and a share price of $0.14.

16.       Share based payments

The Company adopted a new long-term incentive plan on October 1, 2019 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the Plan is limited to 28,000,000 shares.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance December 31, 2019	$0.38	15,253,333
Expiries	$1.43	(75,000)
Grant	$0.14	2,200,000
Grant	$0.15	500,000
Expiries	$0.44	(2,375,000)
Exercised	$0.14	(300,000)
Balance December 31, 2020	$0.33	15,203,333
Grant	$0.41	100,000
Excercised	$0.14	(359,998)
Grant	$0.35	575,000
Balance June 30, 2021	$0.33	15,518,335

During the six months ended June 30, 2021:

•	In February 2021, the Company granted 100,000 stock options to a new employee as an initial grant under its long-term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.405 per share, and vest over a three-year period. The fair value of the options at the date of grant was estimated to be $22,211 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.20% per year, an expected life of 2.5 years, an expected volatility of 83.57%, no expected dividends, and share price of $0.435.

•	A total of 359,998 options were exercised at an exercise price of $0.14.

•	In April 2021, the Company granted 575,000 stock options to new employees as initial grants under its long-term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.345 per share, and vest over a three-year period. The fair value of the options at the date of grant was estimated to be $91,974 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.29% per year, an expected life of 2.5 years, an expected volatility of 79.90%, no expected dividends, and share price of $0.34.

During the year ended December 31, 2020:

•	In July 2020, the Company granted 2,200,000 stock options to Officers as an annual grant under its long-term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.14 per share, and vest over a three-year period. The fair value of the options at the date of grant was estimated to be $149,155 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.25% per year, an expected life of 2.5 years, an expected volatility of 76.82%, no expected dividends, and share price of $0.145.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

   (expressed in Canadian dollars)

•	In August 2020, the Company granted 500,000 stock options to a new Officer under its long-term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.145 per share, and vest over a three-year period. The fair value of the options at the date of grant was estimated to be $33,529 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.26% per year, an expected life of 2.5 years, an expected volatility of 76.65%, no expected dividends, and share price of $0.145.

•	A total of 2,450,000 options expired during the year relating to employees who are no longer with the Company. In December 2020, 300,000 stock options were exercised at an exercise price of $0.14.

Incentive share options outstanding and exercisable (vested) at June 30, 2021 are summarized as follows:

	Options Outstanding			Options Exercisable
	Number of Shares	Weighted Average	Weighted	Number of	Weighted
Exercise	Issuable on	Remaining Life	Average	Shares Issuable	Average
Price	Exercise	(Years)	Exercise Price	on Exercise	Exercise Price
$0.14	3,170,002	3.18	$0.14	816,669	$0.14
0.14	2,200,000	4.03	0.14	-	0.14
0.15	500,000	4.16	0.15	-	0.15
0.16	350,000	3.26	0.16	116,667	0.16
0.18	1,000,000	2.65	0.18	1,000,000	0.18
0.27	400,000	2.32	0.27	266,667	0.27
0.35	575,000	4.80	0.35	-	0.35
0.36	1,100,000	2.24	0.36	733,333	0.36
0.36	1,000,000	4.25	0.36	1,000,000	0.36
0.41	100,000	3.64	0.41	-	0.41
0.49	1,973,333	1.99	0.49	1,973,333	0.49
0.52	450,000	1.59	0.52	450,000	0.52
0.66	1,500,000	0.67	0.66	1,500,000	0.66
0.69	1,200,000	0.92	0.69	1,200,000	0.69
	15,518,335	2.73	$0.33	9,056,669	$0.44

During the three months ended June 30, 2021, the Company has expensed $76,582 (June 30, 2020 - $103,221) for options valued at share prices $0.14 to $0.49, as shared-based payment expense.

During the six months ended June 30, 2021, the Company has expensed $145,798 (June 30, 2020 - $224,403) for options valued at share prices $0.14 to $0.49, as shared-based payment expense.

(b)       DSUs, RSUs and PSUs

During the six months ended June 30, 2021:

•	In February 2021, the Company issued 30,864 DSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The DSUs were issued to Directors in lieu of cash directors fees for the third and fourth quarter of 2020. The Company expensed $13,426 related to these Director DSUs.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

   (expressed in Canadian dollars)

•	In February 2021, the Company issued 148,456 RSUs to an employee and officer. The Company expensed $26,092 related to these RSUs and vest over 1-2 years.

•	In April 2021, the company issued 1,575,000 PSUs to officers, employees and consultants. During the quarter, the Company expensed $82,526 related to these PSUs, which vest over a 2 year period

•	In April 2021, the Company issued 115,000 RSUs to employees. During the quarter, the Company expensed $5,801 related to these RSUs, which vest over a 2 year period.

•	In April 2021, the Company issued 218,116 DSUs to directors. During the quarter, the Company expensed $74,159 related to these DSUs, which vested immediately.

During the year ended December 31, 2020:

•	In January 2020, the Company issued 326,657 DSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The DSUs were issued to Directors in lieu of cash directors fees for the fourth quarter of 2019. The company expensed $47,365 related to these Director DSUs.

•	In July 2020, the Company issued 1,144,643 DSUs. DSUs vest immediately and may not be exercised until an officer or director ceases to serve their role. The DSUs were issued to Officers and Directors. The company expensed $165,973 related to these DSUs.

•	In July 2020 and August 2020, the Company issued a total of 1,300,000 RSUs to directors, officers, employees and consultants under its long-term incentive plan. The RSUs vest over a 2-2.5 year period and are expensed consistent with their vesting period. A total of $88,715 was expensed in 2020 relating to these RSUs.

During the three months ended June 30, 2021, the Company has expensed $74,159 (June 30, 2020 - $ 6,794) for DSUs, $82,526 (June 30, 2020 - $Nil) for PSUs, and $8,926 (June 30, 2020 - $Nil) for RSUs as shared-based payment expense.

During the six months ended June 30, 2021, the Company has expensed $87,585 (June 30, 2020 - $66,918) for DSUs, $82,526 (June 30, 2020 - $Nil) for PSUs, and $35,018 (June 30, 2020 - $Nil) for RSUs as shared-based payment expense.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

    (expressed in Canadian dollars)

17.	Exploration and Evaluation Expenses

Exploration and evaluation expenditures incurred for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
	2021			2020
	Iron Creek,	Cobalt Camp,		Iron Creek,	Cobalt Camp,
	USA	Canada	Total	USA	Canada	Total
Drilling	$-	$-	$-	$-	$-	$-
Exploration support and administration	37,184	-	37,184	8,261	-	8,261
Field Operations and consumables	399	470	869	-	-	-
Geochemistry	33,930	9,487	43,417	1,299	2,340	3,639
Geological consulting	14,729	11,327	26,056	-	-	-
Geologist salaries	25,585	25,643	51,228	-	-	-
Property and claims	(50,000)	-	(50,000)	-	-	-
Property taxes	-	-	-	20,484	-	20,484
Sampling and geological costs	268,441	38,959	307,400	-	-	-
Total	$330,268	$85,886	$416,154	$30,044	$2,340	$32,384

	Six Months Ended June 30,
	2021			2020
	Iron Creek,	Cobalt Camp,		Iron Creek,	Cobalt Camp,
	USA	Canada	Total	USA	Canada	Total
Drilling	$-	$-	$-	$-	$-	$-
Exploration support and administration	39,220	-	39,220	8,261	-	8,261
Field Operations and consumables	607	470	1,077	-	-	-
Geochemistry	37,750	50,423	88,173	2,595	2,340	4,935
Geological consulting	34,505	11,327	45,832	-	-	-
Geologist salaries	25,585	51,285	76,870	-	-	-
Property and claims	-	-	-	-	-	-
Property taxes	-	486	486	37,907	-	37,907
Sampling and geological costs	270,846	39,997	310,843	-	-	-
Total	$408,513	$153,988	$562,501	$48,763	$2,340	$51,103

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

    (expressed in Canadian dollars)

18.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Numerator
Net loss for the year / period	$(6,407,856)	$(1,678,422)	$(8,919,039)	$(3,789,741)

Denominator
Basic – weighted average number of shares outstanding	491,937,037	387,347,114	473,323,787	384,360,809
Effect of dilutive securities	-	-	-	-
Diluted – adjusted weighted average number of shares outstanding	491,937,037	387,347,114	473,323,787	384,360,809

Loss Per Share – Basic and Diluted	$(0.01)	$(0.00)	$(0.02)	$(0.01)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding during the six months ended June 30, 2021 and 2020 as the warrants and stock options were anti-dilutive since the Company was in a loss position.

19.	Management of Capital

The Company manages its capital structure, and will make adjustments to it, depending on the funds available to the Company for its future refinery and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company has sufficient capital resources to continue its normal operations. In order to carry out its planned refinery advancement work additional funding will be required to cover the expected project capital costs, which the Company expects to fund with a combination of new debt and equity issuances. The Company will continue to assess new exploration and evaluation assets and will seek to acquire additional interests if sufficient geologic or economic potential is established and adequate financial resources are available.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

    (expressed in Canadian dollars)

20.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		June 30, 2021
	Fair value
	through	Amortized				Total Fair
	profit or loss	cost	Level 1	Level 2	Level 3	Value
Assets:
Cash and Cash Equivalents	$-	$11,480,798	$-	$-	$-	$11,480,798
Restricted cash	-	937,550	-	-	-	937,550
Receivables		1,051,636				1,051,636
Marketable securities	2,299,952	-	2,299,952	-	-	2,299,952

	$2,299,952	$13,469,984	$2,299,952	$-	$-	$15,769,936
Liabilities:
Accounts payable and accrued liabilities	$-	$454,674	$-	$-	$-	$454,674

	$-	$454,674	$-	$-	$-	$454,674

Valuation techniques

A) Cash and cash equivalents

Cash, cash equivalents’ carrying amount approximates their fair value due to the short-term maturity of these financial assets.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

    (expressed in Canadian dollars)

B) Restricted cash

Restricted cash’s carrying amount approximates their fair value as they are known deposits held in cash by government agencies, and major banking institutions and due to the short term maturity of these financial assets.

C) Receivables

Receivables carrying amount approximates their fair value due to the short-term maturity of these financial assets.

D) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

E) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities’ carrying amount approximates their fair value due to the short-term maturity of these financial liabilities.

21.	Commitments and Contingencies

As at June 30, 2021, the Company was not committed to any material exploration contracts that require significant future outflow of resources.

In connection with the current refinery work plan, the Company has signed contracts with numerous vendors, though if work is halted for any reason there are no locked in contractual minimums that would be required to be paid. All contracts are on a time and materials basis.

22.	Supplemental Cash Flow Information

The Company did not make any cash payments and had no cash receipts for interest or income taxes during the six months ended June 30, 2021 and 2020, other than minor interest on restricted cash balances of $18,818 (refer to note 4).

23.	Segmented Information

The Company’s exploration and evaluation activities are located in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA. Refer to notes 7 and 8 for segmented information by geographic locations.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

    (expressed in Canadian dollars)

24.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. Key management personnel includes all officers of the Company.

(a)	Key Management Personnel Compensation

During the three and six months ended June 30, 2021 and June 30, 2020, the Company paid and/or accrued the following fees to management personnel and directors:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Management	$366,846	$409,692	$685,852	$705,559
Directors	45,812	41,537	93,372	90,281
	$412,658	$451,229	$779,224	$795,840

During the three months ended June 30, 2021 the Company had share-based payments made to management and directors of $173,119 (June 30, 2020 - $92,444).

During the six months ended June 30, 2021 the Company had share-based payments made to management and directors of $238,208 (June 30, 2020 - $207,273).

(b)	Due to Related Parties

As at June 30, 2021 and December 31, 2020, the Company had the following amounts due to related parties:

	June 30,	December 31,
	2021	2020
Accounts payable and accrued liabilities	$27,500	$361,500

	$27,500	$361,500

As at June 30, 2021 the accrued liabilities balance for related parties was $27,500 (December 31, 2020 - $361,500) which relate to timing of payments for routine director fees.

25.	Subsequent Events

Subsequent to June 30, 2021:

(a)	In July 2021, the Company issued a total of 435,000 common shares under its ATM program at an average price of $0.323 per share, providing gross proceeds of $140,505. A commission of $4,215 was paid to Cantor Fitzgerald Canada Corporation in relation to these distributions. On August 23, 2021, the Company provided a formal termination notice for its ATM Program.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

    (expressed in Canadian dollars)

(b)	On August 23, 2021, the Company announced it had arranged a financing package for the construction of the Refinery. The financing package provides aggregate gross proceeds of US$45 million, consisting of the following components:

•	An offering of US$37.5 million principal amount of 6.95% senior secured convertible notes due December 1, 2026 (the “Notes”) with an initial conversion rate of 4,058.24 common shares per US$1,000 of principal, led by Cantor Fitzgerald & Co; and

•	An overnight-marketed public offering of common shares in the capital of the Company (the “Offered Shares) led by BMO Capital Markets for gross proceeds of approximately C$9.5 million (approximately US $7.5 million) at a price per Offered Share of C$0.25 per common share.

This financing arrangement will allow the Company to advance the construction of its Canadian battery metals refinery. The Notes and the Offered Shares are cross-conditional such that the completion of one depends on the completion of the other. The closing of the Note Offering is subject to a number of customary conditions including the approval of the TSXV and completion of the final Indenture and definitive loan and security documentation.